

03053440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 42245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ASHTON CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8880 RIO SAN DIEGO DRIVE, STE 315
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C.
SECTION

SAN DIEGO	CA	92108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KATHLEEN SHAVE 619-574-6303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name – *if individual, state last, first, middle name*)

200 HADDONFIELD BERLIN RD.,STE 402	GIBBSBORO	NJ	08026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KATHLEEN SHAVE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHTON CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen A. Shave
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of CALIFORNIA
County of SAN DIEGO } ss.



ALANA MORGAN ROSS
Commission # 1361538
Notary Public - California
San Diego County
My Comm. Expires Jul 15, 2006

Subscribed and sworn to (or affirmed) before me this 21ST day of MAY, 2003, by
Date Month Year

(1) KATHLEEN A SHAVE
Name of Signer(s)

(2) ————
Name of Signer(s)

Alana Morgan Ross
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: -0-

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

ASHTON CAPITAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL PER AUDITED FINANCIAL STATEMENTS	$	29,064
Less: Amortization of customer list asset		(6,000)
NET CAPITAL PER FOCUS REPORT - DECEMBER 31, 2002	$	23,064

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

May 14, 2003

Pui Lee Lung
Compliance Examiner
NASD
300 South Grand Avenue
Suite 1600
Los Angeles, CA 90071-3156


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH, D.C.
181
SECTION

Re: Ashton Capital Management, Inc.

Dear Ms. Lung:

This letter is in response to your letter dated May 2, 2003 requesting a reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the corresponding Unaudited Part IIA. The only reconciling item on the attached reconciliation is the $6,000 amortization of the customer list asset for the year ended December 31, 2002. The proper amortization of the customer list asset is reflected in the Company's Statement of Financial Condition, Statement of Operations, Statement of Stockholders' Equity and Statement of Cash Flows. The Computation of Net Capital, however, presents the customer list asset without the $6,000 of amortization for the year ended December 31, 2002, consequently the attached reconciliation is necessary.

If you have any further questions or concerns, please do not hesitate to contact us.

Very truly yours,

John P. Neumann

JPN/bs
Enclosure
cc: Pacific Regional Office
SEC – Washington, DC office
Kathleen Shave, Ashton Capital Management, Inc.
Brian Zucker